UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934
Includes the free translation of a letter sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on February 14, 2007
SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Free Translation
Santiago, February 14, 2007
Mr.
Alberto Etchegaray de la C.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O’Higgins 1449
Santiago
Dear Mr. Superintendent.
We hereby inform you that in session of January 16, 2007, the Board of Directors of Sociedad Química y Minera de Chile (SQM) approved the limited review of the Interim Financial Information as of September 30, 2006 and 2005.
This review was made by the external auditors of SQM, Ernst and Young Ltda., expressing the enclosed opinion.
We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.
Yours truly,
Sociedad Química y Minera de Chile S.A.
Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange Brokers Stock Exchange Electronic Stock Exchange New York Stock Exchange Securities and Exchange Commission The Bank of New York

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
Number	Description

15	Independent Accountant’s Report on the Review of Interim Financial Information

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer &
Business Development SVP
Date: February 14, 2007

EXHIBIT INDEX

Exhibit
Number	Description

15	Independent Accountant’s Report on the Review of Interim Financial Information